SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13G
                    Under The Securities Exchange Act of 1934

                                (Amendment No. )

                                  Conolog Corp

             ____________________________________________________________
                                 (Name Of Issuer)
                                    Common New
                       ________________________________________

                          (Title of Class of Securites)

                                    208254102

                              ______________________________


                                    (Cusip Number)

     Check the following box if a fee is being paid with this statement [X]. (A) fee is not required only if the filing person : (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see rule13d-7.)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).





                    (Continued on the following page(s))

                             Page 1 of 6 Pages

SEC 1745   (9-82)

CUSIP No.  208254102            13G        Page 2 of 6 Pages

                          Conolog Corp

1    NAME OF REPORTING PERSON  S.S.  OR  I.R.S IDENTIFICATION NO. OF ABOVE
     PERSON.
          Chemical Banking Corporation - CBC
          Chemical Bank                - CB

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
     GROUP*
                 (A)
                 (B)
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Chemical Banking Corporation - CBC
          Chemical Bank                - CB

NUMBER
OF
SHARES    5  SOLE VOTING POWER
               CBC    - 375,000
               CB     - 375,000

BENEFI-
CIALLY
OWNED BY  6  SHARED VOTING POWER -      NONE

EACH
REPORTING
PERSON  7  SOLE DISPOSITIVE POWER
               CBC    - 375,000
               CB     - 375,000

WITH    8  SHARED DISPOSITIVE POWER -   NONE

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON -       CBC - 375,000
                    CB  - 375,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES *

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                    CBC -     29.8%
                    CB  -     29.8%

12  TYPE OF PERSON REPORTING*
                    CBC - HC
                    CB   - BK


              * SEE INSTRUCTION BEFORE FILLING OUT!

                          Conolog Corp.

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                        Schedule 13G Under
               The Securities Exchange Act of 1934

                         (Amendment No. )


Item 1(a). Name of Issuer:           Conolog Corp.

Item 1(b).Address of Issuer:         5 Columbia Road
                                     Somerville, NJ 08876

   Principal Executive Officer:      Robert S. Benou,
                                       President

Item 2(a).  Name of Person Filing: This notice is filed by
CHEMICAL BANKING CORPORATION (CBC)and its wholly owned subsidiary, Chemical Bank (CB).

Item 2(b). Address of Principal Business
               CBC: 270 Park Avenue
          Office:   New York, NY 10017
                CB: 270 Park Avenue
                    New York, NY 10017
Item 2(c). Citizenship:
               CBC - Delaware
               CB  - New York

Item 2(d).    Title of Class of Securities: Common Shares

Item 2(e).    CUSIP Number:              208254102

                          Conolog Corp.

Item 3.  If this statement is filed pursuant to Rules
13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [   ] Broker or dealer registered under Section 15
          of the Act.

     (b)  [ X ] Bank as defined in Section 3(a)(6) of the
          Act.

     (c)  [   ] Insurance Company as defined in Section
          3(a)(19) of the Act.

     (d)  [   ] Investment Company registered under Section
          8 of the Investment Company Act.

     (e)  [   ] Investment Adviser registered under Section
          203 of the Investment Advisers Act of 1940.

     (f)  [   ] Employee Benefit Plan, Pension Fund which is
          subject to the provisions of the Employee
          Retirement Income Security Act of 1974 or endowment Fund
          [see Section 240.13d-1(b)(1)(ii)(F)].

     (g)  [ X ] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G).

     (h   [   ] Group, in accordance with Section
          240.13d-1(ii)(H).

Item 4. Ownership:

     (a)  Amount Beneficially Owned:
               CBC - 375,000
                CB - 375,000

     (b)  Percent of Class:
               CBC - 29.8%
               CB  - 29.8%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:
                         CBC - 375,000
                         CB  - 375,000

          (ii) Shared power to vote or to direct the vote:

                               Conolog Corp.


        (iii)  Sole power to dispose or to direct the
               disposition of:
                         CBC - 375,000
                         CB  - 375,000

         (iv) Shared power to dispose or to direct the disposition of:

Item 5.   Ownership of Five Percent or Less of a Class:

Item 6.   Ownership of More than Five Percent on Behalf of
Another Person:

     In August of 1995, as part of the recapitalization of this publicly-traded (NASD) company, Chemical Bank agreed to restructure the repayment terms of its loan to the company. Part of the consideration provided was the exchange of a portion of our debt claim for shares of the company's common stock. After the recapitalization, the Bank owns 375,000 shares of Conolog common stock.

Item 7.  Identification and Classification of the Subsidiary
Which Holds the Security Being Reported on by the Parent
Holding Company:

     Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CBC and its subsidiary, CB. In lieu of attaching an exhibit hereto, the identity of CB is asset forth on the cover page hereof. CB is classified as a Bank, as such term is defined in Section (3) (a)
     (6) of the Securities Exchange Act of 1934, as amended,

Item 8. Identification and Classification of Members of this
Group:

          Not applicable.

Item 9. Notice of Dissolution of Group:

          Not applicable.

                          Conolog Corp.


Item 10.  Certification:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

        Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:   February 12, 1996



       CHEMICAL BANK     CHEMICAL BANKING CORPORATION

    /s/Edward Lee Smith       /s/John B. Wynne
       Edward Lee Smith          John B. Wynne
       Vice President         Corporate Secretary